CUSIP No. 802817 30 4                                          Page 1 of 9 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )(1)

                                 Santarus, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   802817 30 4
--------------------------------------------------------------------------------

                                 March 31, 2004
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)




-----------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 802817 30 4                                          Page 2 of 9 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                   Domain Partners
     I.R.S. Identification                      V, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                       Delaware
     of Organization
--------------------------------------------------------------------------------
Number of                               5) Sole Voting          2,729,197 shares
Shares Beneficially                        Power                 of Common Stock
Owned by Each
Reporting Person
With
                                        ----------------------------------------
                                        6) Shared Voting Power  -0-
                                        ----------------------------------------
                                        7) Sole Disposi-        2,729,197 shares
                                           tive Power           of Common Stock
                                        ----------------------------------------
                                        8) Shared Dis-
                                           positive Power       -0-
                                        ----------------------------------------

9)   Aggregate Amount Beneficially                              2,729,197 shares
     Owned by Each Reporting person                             of Common Stock
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                             7.5%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                                     PN

CUSIP No. 802817 30 4                                          Page 3 of 9 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                   DP V Associates,
     I.R.S. Identification                      L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or Place                       Delaware
     of Organization
--------------------------------------------------------------------------------
Number of                               5) Sole Voting           64,471 shares
Shares Beneficially                        Power                 of Common Stock
Owned by Each
Reporting Person
With
                                        ----------------------------------------
                                        6) Shared Voting
                                           Power                -0-
                                        ----------------------------------------
                                        7) Sole Disposi-         64,471 shares
                                           tive Power            of Common Stock
                                        ----------------------------------------
                                        8) Shared Dis-
                                           positive Power       -0-
                                        ----------------------------------------

9)   Aggregate Amount Beneficially                               64,471 shares
     Owned by Each Reporting person                              of Common Stock
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                             0.2%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                                     PN

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CUSIP No. 802817 30 4                                          Page 4 of 9 Pages


--------------------------------------------------------------------------------
                                  Schedule 13G
                                  ------------

Item 1(a)  -   Name of Issuer:  Santarus, Inc.

Item 1(b)  -   Address of Issuer's Principal Executive Offices:

               10590 West Ocean Air Drive, Suite 200
               San Diego, CA  92130

Item 2(a)  -   Name of Person Filing:

               This statement is being filed by Domain Partners V, L.P., a Delaware limited partnership ("Domain V"), and DP V Associates, L.P., a Delaware limited partnership ("DP V A") (together, the "Reporting Persons").

Item 2(b)  -   Address of Principal Business Office:

               One Palmer Square
               Princeton, NJ  08542

Item 2(c)  -   Place of Organization:

               Domain V:  Delaware
               DP V A:  Delaware

Item 2(d)  -   Title of Class of Securities:

               Common Stock, $.0001 par value

Item 2(e)  -   CUSIP Number:  802817 30 4

Item 3     -   Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable.

CUSIP No. 802817 30 4                                          Page 5 of 9 Pages


Item 4     -   Ownership.

               (a) Amount Beneficially Owned:

               Domain V:  2,729,197 shares of Common Stock
               DP V A:  64,471 shares of Common Stock

               (b) Percent of Class:

               Domain V:  7.5%
               DP V A:  0.2%

               (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

               Domain V:  2,729,197 shares of Common Stock
               DP V A:  64,471 shares of Common Stock

               (ii) shared power to vote or to direct the vote: -0-

               (iii) sole power to dispose or to direct the disposition of:

               Domain V:  2,729,197 shares of Common Stock
               DP V A:  64,471 shares of Common Stock

               (iv) shared power to dispose or to direct the disposition of:-0-

Item 5     -   Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6     -   Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7     -   Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent Company:

               Not applicable.

Item 8     -   Identification and Classification of Members of the Group:

               See Exhibit 2.

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CUSIP No. 802817 30 4                                          Page 6 of 9 Pages


Item 9     -   Notice of Dissolution of Group:

               Not applicable.

Item 10    -   Certification:

               Not applicable.

CUSIP No. 802817 30 4                                          Page 7 of 9 Pages


Signature:

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                           DOMAIN PARTNERS V, L.P.
                                           By:  One Palmer Square Associates
                                           V, L.L.C., General Partner

                                           By /s/ Kathleen K. Schoemaker
                                              ----------------------------------
                                                  Managing Member

                                           DP V ASSOCIATES, L.P.
                                           By:  One Palmer Square Associates
                                           V, L.L.C., General Partner

                                           By /s/ Kathleen K. Schoemaker
                                              ----------------------------------
                                                  Managing Member



Date:  January 5, 2005

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CUSIP No. 802817 30 4                                          Page 8 of 9 Pages


                                                                       EXHIBIT 1

                                  AGREEMENT OF
                             DOMAIN PARTNERS V, L.P.
                                       AND
                              DP V ASSOCIATES, L.P.
                            PURSUANT TO RULE 13d-1(f)
                            -------------------------

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                                           DOMAIN PARTNERS V, L.P.
                                           By:  One Palmer Square Associates
                                           V, L.L.C., General Partner

                                           By /s/ Kathleen K. Schoemaker
                                              ----------------------------------
                                                  Managing Member

                                           DP V ASSOCIATES, L.P.
                                           By:  One Palmer Square Associates
                                           V, L.L.C., General Partner


                                           By /s/ Kathleen K. Schoemaker
                                              ----------------------------------
                                                  Managing Member




Date:  January 5, 2005

CUSIP No. 802817 30 4                                          Page 9 of 9 Pages


                                                                       EXHIBIT 2

                        Identification and Classification
                             of Members of the Group
                        ---------------------------------

          Domain Partners V, L.P. and DP V Associates, L.P. are filing this statement on Schedule 13G as a group.

          Domain Partners V, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates V, L.L.C., a Delaware limited liability company.

          DP V Associates, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates V, L.L.C., a Delaware limited liability company.





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